United States securities and exchange commission logo





                               June 2, 2021

       George Leimer
       Chief Executive Officer
       RSE Innovation, LLC
       250 Lafayette Street, 2nd Floor
       New York, NY 10012

                                                        Re: RSE Innovation, LLC
                                                            Amendment No. 1 to
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted May 6,
2021
                                                            CIK No. 0001812859

       Dear Mr. Leimer:

             We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Draft Offering Statement on Form 1-A submitted May 6, 2021

       Offering Summary
       Contractual Revenue, page 11

   1. We note that your unit holders may be entitled to receive contractual revenue that will be derived through the
usage of the underlying asset. Please revise to describe contractual revenue in further
detail, including how you expect that it will be earned. In this light, we note your risk factor
on page 31 mentions leasing domain name rights to a third party as a potential revenue
stream. Please provide additional detail on leasing domain names and file any form of lease
agreement, if available. If you expect to earn contractual revenue with respect to
#HOTSPOT, please state as much and provide the material details and agreements.
 George Leimer
RSE Innovation, LLC
June 2, 2021
Page 2
Risk Factors
We have no financial statements..., page 15

2.       We note you disclose that    [t]he Company and each Series were
recently formed    as part
         of the basis for excluding audited financial statements. However, we note that RSE
         Innovation, LLC has been in existence for more than 12 months. Please tell us why you do not believe audited financial statements are necessary, or please file audited financial statements pursuant to paragraph (c) of Part F/S of the instructions to Form 1-A.
Description of the Business, page 47

3. Please revise to describe your business and the general development of the business with greater specificity. Please also describe the distinctive or special characteristics of your intended areas of focus that are reasonably likely to have a material impact on your future financial performance. Specifically, please provide additional information on your identification, acquisition, marketing, and management of intangible assets. With respect to domain names, please explain the relevance of registrar history, website history, UDRP complaints, and email blacklists. Also, please provide examples of the types of assets you intend to purchase in the future. Refer to Item 7 of Form 1-A. Government Regulation , page 54

4. Please revise to state with specificity the effect of existing or probable governmental regulation. Refer to Item 7(a)(2) of Form 1-A.
General

5. We note that you have included the Master Series Table as Appendix A, Use of Proceeds
       as Appendix B, and the Description of Series HOTSPOT.COM in a section following appendices A and B. Please confirm that each of these three sections, including
       any updates to the sections in connection with this offering or any future series offerings, are and will be included in the Offering Circular (Part II of the Offering
FirstName LastNameGeorge Leimer
       Statement) and will be delivered to purchasers and prospective purchasers as required by
Comapany
       RuleNameRSE
             251(d)(2).Innovation, LLC please revise your Offering Circular to include each of
                        In the alternative,
June 2,these
        2021 sections.
              Page 2
FirstName LastName
 George Leimer
FirstName  LastNameGeorge Leimer
RSE Innovation, LLC
Comapany
June 2, 2021NameRSE Innovation, LLC
June 2,
Page 3 2021 Page 3
FirstName LastName
       You may contact James Giugliano at (202) 551-3319 or Lyn Shenk at (202) 551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Dean Colucci, Esq.